UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13417

DITECH HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

1100 Virginia Drive, Suite 100

Fort Washington, PA

(844) 714-8603

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

Series A Warrants to Purchase Common Stock

Series B Warrants to Purchase Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: Less than 300

Series A Warrants: Less than 300

Series B Warrants: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Ditech Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 15, 2019	By:	/s/ John J. Haas
Name: John J. Haas
Title: General Counsel, Chief Legal Officer and Secretary